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A farmer-owned organization

                                   TELMARK LLC

                                 ANNUAL REPORT

                                  TO INVESTORS

                                      1998




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Telmark Investors:

We are pleased to report another year with significant increases in all of Telmark's key financial measurements, including our managed portfolio, which surpasses the $500 million milestone.

Pre-tax net income was $15.4 million, our most profitable year ever, while portfolio quality continues strong with currency over 97%.

Telmark is a farmer-owned organization. It is important for farmers to have a lender that is dedicated to serving their needs. We stay true to these roots by focusing on financing production agriculture. Production agriculture continues to be our core business, representing 60% of Telmark's portfolio. At the same time, we recognize that growth and diversification brings financial strength. The remainder of the portfolio is primarily in forestry operations and commercial businesses that support agriculture.

Telmark's success involves several factors, with one common denominator: our people. Success comes from good implementation by talented people. Our culture seeks to reduce rank and bureaucracy. We have employees who desire to take ownership of their customers' needs. This environment has resulted in an employee group that is highly motivated to satisfy customers.

While other lenders seek efficiencies by becoming centralized and impersonal, Telmark is committed to the philosophy that "people buy from people." Our sales representatives work and live in the communities they serve. All of our employees are dedicated to taking the time to understand and meet our customers needs.

On behalf of all Telmark employees and customers, thanks for your continued support.

/s/ DAN EDINGER
-----------------

Daniel J. Edinger
President
Telmark LLC

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                               BUSINESS OF TELMARK

Telmark LLC ("Telmark" or the "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company which was formed to carry on the business of Telmark in limited liability company, rather than corporate, form. Telmark is a wholly owned subsidiary of Agway Holdings, Inc., ("Holdings") Holdings is an indirect wholly owned subsidiary of Agway, Inc. ("Agway"). Telmark currently employs 206 persons.

The Company's operations are comprised almost exclusively of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace (herein, "customers" or "lessees"). The Company's leases offer customers an alternative to directly purchasing or borrowing to purchase as a means of acquiring the use of equipment, vehicles or buildings. Telmark has branded its leasing service with the registered trademark, Agrilease(R). It also uses TFS(SM) to identify its services through dealers of selected manufacturer products. The Company highlights its service-oriented approach, using the tagline "The Flexible Financing Alternative(SM)" in its advertisements and product brochures. Telmark offers a variety of lease financing packages, with varying payment schedules on a monthly, quarterly, semiannual or annual basis, depending on the expected timing of customer cash flows and customer credit quality and the customer's individual preferences.

With a direct finance lease the customers have use of the leased property over a specified term for a periodic rental charge: the lease payment. Lease payments are made in advance of the period and typically the equivalent of two monthly payments are required in advance at the outset of the lease. Most direct finance leases offered are for a period which does not exceed the Company's estimate of the useful life (based on Telmark's estimate of customers use) of the equipment or the building leased. Equipment leases generally do not exceed eight years. Building leases are typically offered for longer terms (e.g., 5 to 10 years) than for equipment leases, up to maximum terms of 15 years. As of June 30, 1998, the Company's outstanding leases had an average original term of approximately
5.5 years and average remaining term of approximately 4 years.

Generally, the lessee selects the supplier of the equipment or other property to be leased and the Company is not responsible for its suitability, performance, life, or any other characteristics. In some cases, the financing is offered to the ultimate customer through a dealer of a selected manufacturer. The Company's primary responsibility is to buy the property from the supplier, lease it to the lessee, and collect the lease payments, although in certain circumstances it has agreed to indemnify lessees in the event that certain unintended and adverse tax consequences to such lessee arise in connection with the relevant lease. While Telmark's liability, if any, under such arrangements cannot be predicted with any certainty, it views the likelihood of such liability as remote and believes that the net effect of such liability, if any, would be immaterial. The lessee assumes all obligations of insurance, repairs, maintenance, service, and property taxes. At the expiration of the direct finance lease term, the lessee has an option to (i) purchase the leased property, (ii) renew the lease, or
(iii) return the leased property to the Company. In approximately 95% of the Company's lease transactions, the lessee purchases the leased property or equipment upon termination of the lease.

The Company realizes most of its net earnings (profits) to the extent that revenues from its leases exceeds the Company's operating expenses and income taxes. The Company's "revenue" from a lease is the sum of all payments due under the lease plus the residual value of the leased property, less the cost of purchasing the leased property. "Operating expenses" include interest expense, provision for credit losses (the dollar amount the Company sets aside to cover its estimated losses should a lessee fail to make required payments under a lease), and selling and general and administrative expenses including the Company's payroll costs, rent, advertising costs and fees paid for credit checking and legal and accounting services. "Interest expense" is the single largest operating cost of the Company and is primarily the interest it must pay on the amounts borrowed by the Company from banks and other investors to finance its leases. An example of how a direct finance lease transaction generates profits for the Company is set forth below.


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                         BUSINESS OF TELMARK (CONTINUED)

A potential customer determines that he needs to acquire a machine to harvest his corn. He selects a harvester and enters into a lease with Telmark for that particular machine. Telmark purchases the harvester using funds it borrows or with available cash on hand. Under terms of the lease, the customer agrees to make lease payments to Telmark. At the end of the lease term, the customer may
(i) purchase the harvester from Telmark for its fair market value, (ii) extend the lease on terms agreed to by Telmark, or (iii) return the harvester to Telmark. Telmark makes a profit on the lease to the extent that the sum of the lease payments collected during the lease term plus the proceeds from the sale or re-lease of the equipment after the initial lease term exceeds the cost of the equipment and other operating expenses.

PORTFOLIO MIX
Telmark finances agricultural and related equipment, vehicles and buildings of both a general and specialized nature. As exemplified by the following four schedules, the Company has a portfolio of leases which are diverse with respect to the type of equipment to which they relate, their dollar amount, the industry involved and their geographic origination. Such diversification helps mitigate adverse circumstances affecting particular industry, geographic and other segments of the Company's business, to the extent that such circumstances do not adversely affect the entire business of the Company.

"Leases" in the Company's portfolio are defined by the Company for the following statistical purposes as amounts due to it by lessees under all of the Company's outstanding leases (known as "gross lease receivables") and includes leases sold (the collection of which is administered by the Company) and excludes imputed unearned interest and finance charges. As of June 30, 1998, Telmark had approximately $496 million of Leases and Notes outstanding. Equipment which the Company leases includes milking machines, tractors, combines, feed processing equipment and forestry equipment (e.g., log skidders and log harvesting equipment); vehicles leased include trucks, trailers and fork lifts; and buildings leased include barn structures, silos and greenhouses. Approximately 10% of the equipment leases are for used equipment. The percentage of leases by equipment type has generally remained constant and the Company does not anticipate significant changes in the types of equipment to be leased. Given the nature of the equipment leased and the generally short-term duration of its leases, the Company has not been adversely affected by, and does not anticipate being adversely affected by significant technological developments that may affect the value of the equipment leased to customers. The breakdown of leases by equipment type is as follows:

                               SCHEDULE OF LEASES
                                BY EQUIPMENT TYPE
--------------------------------------------------------------------------------
                                  June 30, 1998
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

Equipment Type                                                                %
--------------                                                              ----
Farm equipment, machinery and tractors ..................................    38%
Highway vehicles ........................................................    16%
Buildings ...............................................................    30%
Forestry related equipment ..............................................    10%
Other less than 5% of total .............................................     6%
                                                                            ----
      Total .............................................................   100%
                                                                            ====
Telmark maintains a large customer base which includes over 18,000 customers. The minimum purchase price of equipment which the Company finances is $1,500. Approximately 30% of the Company's customers hold more than one lease with the Company. In order to limit its credit exposure to particular customers, Telmark's Board of Directors maintains a policy which precludes any one customer from accounting for more than 2.5% of the dollar amount of the Company's outstanding Leases, except for Agway and affiliates. Currently, no customer accounts for more than 1.0% of the dollar amount of the Company's outstanding Leases. Telmark's average lease size at origination is approximately $25,000. The breakdown of leases by size is as follows:



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                         BUSINESS OF TELMARK (CONTINUED)

                           SCHEDULE OF LEASES BY SIZE

 Dollar Amounts and Corresponding Percentages are of Leases Entered into During
                            Year Ended June 30, 1998
--------------------------------------------------------------------------------

                                                    Dollars
Original Size Transaction                        (In Millions)                %
------------------------------                   -------------              ----
Under $7,500                                       $    9.1                   4%
$ 7,500 - $24,999                                      59.1                  26%
$25,000 - $49,999                                      50.0                  22%
$50,000 - $99,999                                      45.5                  20%
$100,000 - $249,999                                    38.6                  17%
$250,000 & Over                                        25.0                  11%
                                                   --------                 ----
     Total                                         $  227.3                 100%
                                                   ========                 ====

The largest industry concentrations are in dairy, crops, forestry, livestock, and transportation. These industries may be impacted differently by various factors including changing economic conditions, technological advances in the equipment and agricultural sector, government regulation and subsidies, and domestic and international consumer demand, among others. Generally, the diversity of enterprises served by the Company helps keep any single adverse trend from having an adverse effect on the ability of all customers to meet their lease obligations. For example, a long period of low grain prices could reduce the ability of grain farmers to meet their obligations, but the low grain prices would reduce the feed costs paid by dairy farmers, thereby making it easier to meet their lease obligations. The breakdown of leases by industry is as follows:

                               SCHEDULE OF LEASES
                                   BY INDUSTRY

                                  June 30, 1998
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

Industry                                                                      %
--------                                                                    ----

Crops ...................................................................    20%
Dairy ...................................................................    17%
Livestock ...............................................................    16%
Forestry ................................................................    13%
Transportation ..........................................................     9%
Construction ............................................................     6%
Other less than 5% of total .............................................    19%
                                                                            ----
      Total .............................................................   100%
                                                                            ====
The aforementioned industries are defined as follows: Dairy is the production of milk; it is sold in the raw state to a processor. Forestry is the harvesting and initial processing of forest products. The wood is sold in the form of logs or rough cut lumber. Crops is the production of grain or hay; it is sold in bulk. Livestock is the production of animals. The animals are generally sold live to a processor. Transportation is the movement of products by truck. Products being moved are generally farm input (e.g., fertilizer, feed) items being transported to farms or farm products going to market. Other is the aggregate of all other types of accounts.


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                         BUSINESS OF TELMARK (CONTINUED)

PORTFOLIO MIX (CONTINUED)

At June 30, 1998, leases originated in the states of Michigan, New York, Ohio and Pennsylvania accounted for approximately 46% of the total lease portfolio. Pennsylvania and New York have historically been the most significant in terms of lease activity due to the large number of dairy farms located there. However, the Company's business continues to expand geographically and its concentration of leases in Pennsylvania and New York has been reduced from approximately 68% in 1984 to 27% in 1998. The Company's continued expansion into new geographic markets mitigates the potential adverse effect on the Company of circumstances which may impact these markets such as state and local regulations, local economic conditions, and weather conditions (i.e., floods, drought). For example, if poor growing conditions such as early or late frost, hail, or lack of rain reduce the apple crop in western New York, the orchard enterprises located there could lose part of their normal crop; however, the Michigan orchard enterprises might enjoy higher prices and income because of higher demand for their apples. The geographic distribution of leases is as follows:

                               SCHEDULE OF LEASES
                           BY GEOGRAPHIC DISTRIBUTION
--------------------------------------------------------------------------------
                                  June 30, 1998
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

State                                                                         %
-----                                                                       ----

New York ................................................................    15%
Pennsylvania ............................................................    12%
Michigan ................................................................    10%
Ohio ....................................................................     9%
Illinois ................................................................     6%
Indiana .................................................................     5%
Virginia ................................................................     5%
Maryland ................................................................     4%
Delaware ................................................................     4%
Wisconsin ...............................................................     4%
Kentucky ................................................................     3%
North Carolina ..........................................................     3%
West Virginia ...........................................................     3%
All Others less than 3% .................................................    17%
                                                                            ----
      Total .............................................................   100%
                                                                            ====
CREDIT POLICIES
Potential lessees undergo a thorough credit approval process after a Telmark field representative completes a financial application. The Telmark representative is responsible for obtaining the most accurate information possible for a proper application review. Personal observation and meetings with the customer assist the Telmark representative in providing a comprehensive evaluation of the lease application.

The credit search usually begins with electronic credit bureau systems such as TRW, Inc. and local or regional creditors such as banks. For Agway cooperative members, the Agway credit system provides additional information. For contemplated transactions of over $100,000, a county court house search provides records of any existing liens against the lessee. Telmark retains title to the equipment or building leased. In addition, Telmark often obtains a second lien on the real estate owned by the farmer or lessee as collateral for payments under a building lease. In the event of a default on the lease, the second lien entitles Telmark to foreclose on the real estate property and take title subject to any and all prior liens on the property. Upon foreclosure, if this collateral is insufficient to cover all existing liens, prior lienholders may receive more than Telmark. Thus, Telmark looks first to the lessee's historical and future ability to service its debt and lease payments, and then to the mortgage position of a lease collateralized by real estate.


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                         BUSINESS OF TELMARK (CONTINUED)

CREDIT POLICIES (CONTINUED)

Credit approvals are made based on the total amount outstanding to the customer. Lending authority is assigned to members of management depending on position, training, and experience. The Board of Directors must approve all applications over $1,000,000.

Telmark maintains monthly delinquency reports which monitor leases that have been delinquent (i.e., payment due has not been made) for over 30 days, and non-earning leases. Generally, accounts past due at least 120 days, as well as accounts in foreclosure or bankruptcy, are transferred to non-earning status. Non-earning accounts cannot become current unless all past due lease payments are paid or the lease is amended. As of June 30, 1998, non-earning leases were
 .6% of the Company's net investment in leases before allowances for credit losses. The potential losses from non-earning leases are mitigated by the ability of the Company to repossess leased property and to foreclose on other property in which the Company has been granted a security interest. See "Business of Telmark - Portfolio Mix." Leases may be amended by Telmark and a lessee to change the terms, remaining amount, and payment schedule for the remaining lease balance. There is a fee collected for the amendment. All lease amendments are supported by legal documentation and, as management deems appropriate, a new credit evaluation.

The Company maintains financial reserves (provision for credit losses) to cover losses in its existing lease portfolio from default or nonpayment. Telmark's provision for credit losses is determined by a periodic evaluation of the lease portfolio, including analysis of delinquent accounts, current economic conditions, estimated residual values and credit worthiness of customers. The provision reflects management's estimates of the inherent credit risk within the portfolio.

RESIDUAL VALUE
The Company generally estimates the residual value at the end of a lease to be 10% of the purchase price on a piece of new equipment and 15% of the market value at inception for a building. It is not possible to forecast with certainty the value of any equipment upon termination of the lease. The market value of used equipment depends upon, among other things, its physical condition, the supply and demand for equipment of its type and its remaining useful life in relation to the cost of new equipment at the time the lease terminates. Telmark has generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations. During the past nine years, the Company has collected slightly over 100% of the net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to the Company under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by the Company in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. This residual performance can be attributed to the Company's ability to sell the equipment, vehicle or building to the original lessee at the end of the lease in over 95% of the Company's transactions. Management believes that obsolescence factors, such as technological sophistication and computerization have only a moderate effect on the farming equipment sector and that agricultural equipment will continue to show strong residual values.

INSURANCE COVERAGE
Under a Company lease, the customer assumes the obligation to insure the leased property against claims arising from the customer's use of the leased property. The Company may be exposed to liability from claims by lessees and third parties including claims due to the lessees' use of the property or defects in the property. However, in general direct finance lessors such as the Company have not been held liable for such claims. In addition, the leases provide the Company protection against such liability claims. Under the terms of each lease the Company disclaims such liability and the customer agrees to indemnify the Company for any claim or action arising in connection with the manufacture, selection, purchase, delivery, possession, use, operation, maintenance, leasing, and return of the equipment leased. The Company requires the customer to provide insurance coverage naming the Company as an additional insured in certain circumstances and has insurance coverage for most liability claims against it through insurance policies purchased by Agway.


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                         BUSINESS OF TELMARK (CONTINUED)

AGRICULTURAL ECONOMY
The Company is indirectly affected by factors that affect the agricultural economy in which its customers operate. These factors include (i) governmental agricultural programs, (ii) weather conditions, and (iii) supply and demand conditions with respect to agricultural commodities. These factors may affect the economic vitality of the Company's customers and consequently their decisions to lease equipment or property for their businesses as well as the ability of these customers to make the required payments on their leases.

Government Subsidies. In the 1990's, federal budgetary constraints have resulted in decreased government spending programs, including the farm subsidies and programs participated in by certain Telmark customers. Government program changes that may affect the Company include elimination of price supports and acreage reduction programs. Price support programs included the establishment of minimum prices for certain commodities as well as the purchase by the Government of excess supplies of such commodities. Under the recently enacted Federal Agricultural Improvement and Reform (FAIR) Act, farmers of crops covered under previous programs can utilize "contract acreage" the way they choose as opposed to having the use dictated by a government subsidy program. This will require the farmer to have marketing management skills that capitalize on the free market approach, and could yield both a greater profit potential and greater risk.

Generally, FAIR is expected to improve the U.S. farm outlook by providing crop farmers with more control over their growing plans and provides more opportunity in the world market based on market demand. Over seven years, farmers will adjust from past government programs through declining market transition payments. The dairy portion of FAIR reduces subsidies over four years to avoid a sudden drop-out of dairy farms and give businesses time to adjust over four years. Farmers will need to develop management and marketing skills to control their marketplace.

All the new FAIR programs increase the profit and the risk potential of participating farmers and the existence and magnitude of these programs may influence those farmers' decisions to lease equipment and the ability of those farmer customers to continue to make payments on their Telmark leases.

The overall impact of these programs on Telmark is uncertain. The availability of these programs varies widely by crop, commodity and geographic region as does the level of benefits received by a particular farmer. In addition, elimination of programs, such as acreage reduction programs, may increase demand for equipment leased by Telmark to the extent that such changes result in farmers increasing their production of certain crops.

Weather. Adverse weather conditions can have varying effect on the customers of the Company depending on the region experiencing such conditions. When adverse conditions occur in the region served by the Company, the effect can be negative as was the case in 1992 when many parts of the Northeast, the Company's primary territory, experienced a relatively cold summer and a wet fall. This adversely impacted grape farmers (whose crops never matured and had poorer sugar content), as well as potato, vegetable and grain farmers. However, adverse weather conditions occurring in other regions may be advantageous to the customers of the Company. For example, the floods occurring in parts of the Midwest and the droughts which occurred in parts of the West and Southwest in 1993 reduced output in those areas which increased the demand for crops grown by Telmark customers. Inclement weather can also benefit Telmark's food processor customers to the extent that it increases demand for frozen or canned products as opposed to fresh products.

Commodities Demand. Supply and demand conditions with respect to agricultural commodities produced by customers of the Company can be affected by a number of factors. These factors include both national and international economic conditions, local, national and international weather conditions (e.g., the floods in the Midwest discussed above), and technological changes which increase farmer productivity (e.g., the growth hormone BST which increases milk production in cows). The income of the customers of the Company is in part determined by the demand for the commodities and the amount of such commodities they produce. Generally, any of the above factors which increase demand may increase the income of the customers of the Company to the benefit of the Company. Conversely, any of the above factors which decrease demand may decrease such income to the detriment of the Company.

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                         BUSINESS OF TELMARK (CONTINUED)

COMMODITIES DEMAND (CONTINUED)
Historically, Telmark customers have produced products which are marketed within the United States. Domestic demand for these products, in addition to being affected by the availability and demand for competing products, may be affected by the state of the United States economy. However, the economic condition of foreign countries and their demand for the type of products produced by Telmark customers may also influence the demand for products of Telmark's customers. For example, economic recessions in Europe and Japan have contributed to soft foreign demand for U. S. agricultural products, as has the transition to market economies in Eastern Europe, the republics of the former Soviet Union, and China. This softened demand has been offset by Government export support programs. A discontinuation of these export support programs may result in a surplus of certain commodities due to reduced exports which may reduce the demand and price of products produced by customers of Telmark.

Telmark customers may also be affected by agreements between the United States and foreign governments, such as the North American Free Trade Agreement and the General Agreement on Tariffs and Trade which may impact indirectly demand for Telmark's customers' products. The impact of these agreements on Telmark's customers is unclear. To the extent that these agreement's result in an increase in competing imports or greater domestic supply, Telmark's customers and thus Telmark may be adversely affected. However, to the extent these agreements increase demand for commodities of the type produced by Telmark's customers, Telmark and its customers may be beneficially affected.

MARKETING AND SALES
Telmark uses both direct mail and advertising campaigns routed through its parent publications and other agricultural publications as a means of promoting its leasing products to farmers and other rural businesses that serve the agricultural marketplace. In addition, leasing product brochures are available at many equipment dealer franchises. Advertising and communication efforts for non-Agway businesses are typically targeted towards special market segments such as forestry and trucking via magazines and trade shows.

Much of Telmark's business comes from referrals to Telmark by equipment retailers and building contractors of customers wishing to purchase equipment, vehicles or buildings. The retailer or contractor refers the customer to Telmark, where a field representative will complete a credit application and seek credit approval in a day. Upon approval, the retailer or contractor is paid by Telmark for the equipment, vehicles or buildings which are then "acquired" by the customer. Using the identification TFS(SM), the Company provides financing through the dealers of selected manufacturers of equipment. In the cases where financing is through manufacturer sponsored financing programs, the dealer rather than a Telmark field representative completes a credit application.

FACILITIES
The Company leases all of the office space it uses from Agway. Telmark does not own any of the real property it uses for office facilities.

COMPETITION
The Company's main competitors are agricultural financial institutions and other leasing companies. Many of these organizations have greater financial and other resources than the Company and as a consequence are able to obtain funds on terms more favorable than those available to the Company. The Company's strongest competitors are agricultural financial institutions such as the Banks of the Farm Credit System and their affiliates, federal government sponsored enterprises ("GSEs") which are the largest agricultural lenders in the nation, and local and regional banks servicing the agricultural sector. These competitors may enjoy a relative advantage in financing their leasing business. Banks of the Farm Credit System as GSEs may be able to raise funds in the public debt market at a lower interest rate than the Company can. Similarly, commercial banks may be able to raise funds more cheaply than the Company through their offering of Federal Deposit Insurance Corporation insured deposit accounts.

Other  leasing   companies   competing  with  the  Company   include   equipment
manufacturers with finance subsidiaries, and independent leasing companies. Finance subsidiaries of equipment manufacturers frequently charge reduced interest rates on equipment leases to stimulate sales of equipment produced by their parent companies. Telmark competes with its competitors by focusing on agricultural equipment financing, service to its customers, and tailoring its portfolio of products to address the specific needs of farmers and other rural businesses which serve the agricultural marketplace.

                             SELECTED FINANCIAL DATA

The following "Selected Financial Data" of the Company and consolidated subsidiaries have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, whose report for the years ended June 30, 1998, 1997 and 1996 is included in the Annual Report on Form 10-K, and should be read in conjunction with the full consolidated financial statements of the Company and Notes thereto.

                                                          (Thousands of Dollars Except Ratio Amounts)
                                            -----------------------------------------------------------------------
                                                                       Years Ended June 30,
                                            -----------------------------------------------------------------------
                                                   1998          1997          1996          1995          1994
                                                   ----          ----          ----          ----          ----
Total revenues...............                 $     65,476  $     56,943  $     48,627  $     41,942   $    34,642

Income before income taxes ..                 $     15,412  $     13,003  $     11,502  $      9,272   $     8,485

Provision for income taxes ..                 $      6,654  $      5,112  $      4,745  $      4,240   $     4,126

Net income ..................                 $      8,758  $      7,891  $      6,757  $      5,032   $     4,359

Leases and notes, net........                 $    495,626  $    445,770  $    374,561  $    333,091   $   277,058

Total Assets.................                 $    518,316  $    470,606  $    398,198  $    358,634   $   300,093

Senior Debt..................                 $    371,677  $    340,158  $    273,000  $    255,467   $   215,489

Debentures (1)...............                 $     34,006  $     31,044  $     24,258  $      8,174   $     3,712

Member's Equity..............                 $     95,164  $     86,406  $     78,514  $     44,758   $    40,043

Ratio of earnings to fixed charges (2)                 1.6           1.5           1.6           1.5           1.6

Ratio of Senior Debt to member's equity (3)            4.3           4.3           3.8           3.7           3.6

(1) Certain amounts reported in fiscal years ended June 30, 1994-1997, have been reclassified to conform to the current year presentation. (2) For purposes of this ratio, earnings represents operating income before (i) income taxes, (ii) interest charges, and (iii) rental expense. Fixed charges include interest on all senior and subordinated debt. (3) Under a support agreement and Senior Debt agreements, subordinated debt payable to Agway Holdings, Inc. is included in the definition of equity for purposes of this ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1998 COMPARED TO 1997. Telmark's net income increased by $0.9 million (11%) from $7.9 million in 1997 to $8.8 million in 1998. The increase is principally due to a larger outstanding portfolio of leases during 1998 as compared to 1997.

Total revenues of $65.5 million in 1998 increased $8.5 million (15%) as compared to $56.9 million in 1997. The increase is attributable in part to a $49.9 million (11%) increase in net leases and notes during 1998 as compared to 1997. Increases in the lease portfolio resulting from new booked volume of $227.3 million in 1998 and $231.0 million in 1997 exceeded lease reductions from collection and net bad debt expense of $177.4 million and $159.8 million in 1998 and 1997, respectively. The increase in new booked volume in excess of collections and bad debt provisions has the effect of increasing total revenues. Total revenue, as a percentage of average net leases and notes, decreased slightly from 13.7% in 1997 to 13.5% in 1998.

While the average cost of interest paid on debt decreased from 7.5% to 7.2%, interest expense of $26.9 million in 1998 represents an increase of $3.4 million (14%) compared to $23.5 million in 1997, due to increased borrowings required to finance the growth of the lease portfolio noted above. Selling, general, and administrative expenses of $15.6 million in 1998 increased by $3.1 million (25%) compared to $12.5 million in 1997. The increase was primarily the result of additional personnel and incentive costs relating to the additional new business booked as the Company expands its territory.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

RESULTS OF OPERATIONS (CONTINUED)

 The provision for credit losses of $7.6 million in 1998 represents a decrease of $0.3 million (5%) compared to $7.9 million in 1997. This decrease is based on the Company's analysis of reserves required to provide for uncollectible receivables. Telmark's allowance for credit losses is determined by a periodic review of the lease portfolio, including analysis of delinquent accounts, current economic conditions, estimated residual values, and creditworthiness of customers. Reserves are established at a level sufficient to cover estimated losses in the portfolio. During 1997 and 1998, the general economy remained strong and the total value of non-earning accounts increased only slightly from $2.7 million in 1997 to $3.0 million in 1998.

1997 COMPARED TO 1996. Telmark's net income increased by $1.1 million (17%) from $6.8 million in 1996 to $7.9 million in 1997. The increase is principally due to a larger outstanding portfolio of leases during the year.

Increases in the lease portfolio resulting from new booked volume of $231.0 million in 1997 and $177.5 million in 1996 exceeded lease reductions from collection and net bad debt expense of $159.8 million and $136.0 million in 1997 and 1996, respectively. The increase in new booked volume in excess of collections and bad debt provisions has the effect of increasing total revenues. Total revenues of $56.9 million in 1997 represents an increase of $8.3 million (17%) as compared to $48.6 million in 1996. The increase is attributable in part to a $71.2 million (19%) increase in net leases and notes during 1997 as compared to 1996. Interest and finance charges, as a percentage of average net leases and notes, increased slightly from 13.5% in 1996 to 13.7% in 1997. During the same period, the average cost of interest paid on debt remained unchanged at 7.5%.

Selling, general, and administrative expenses of $12.5 million in 1997 increased by $2.7 million (27%) compared to $9.8 million in 1996. Those increases were primarily the result of additional personnel, incentives paid relating to the additional new business booked, and advertising. While the average cost of interest paid on debt remained unchanged, interest expense of $23.5 million in 1997 represents an increase of $3.2 million (16%) compared to $20.3 million in 1996, due to increased borrowings required to finance the growth of the lease portfolio.

The provision for credit losses of $7.9 million in 1997 represents an increase of $0.9 million (14%) compared to $7 million in 1996. This increase is based on the Company's analysis of reserves required to provide for uncollectible receivables. During 1996 and 1997, the general economy remained strong and the total value of non-earning accounts was reduced from $2.9 million in 1996 to $2.7 million in 1997. However, management believes that it was prudent to increase the level of reserve to approximately $24.0 million because of the increase in the size of the overall lease portfolio over the prior year. Accordingly, the provision for credit losses increased.

LIQUIDITY
The ongoing availability of adequate financing to maintain the size of the Company's current lease portfolio and to permit lease portfolio growth is key to the Company's continuing profitability and stability. The Company has principally financed its operations, including the growth of its lease portfolio, through borrowings under its lines of credit, private placements of debt with institutional investors and other term debt, lease backed asset securitization, principal collections on leases and cash provided from operations. Total assets have grown an average rate of 17% over the past fourteen years. This growth has been financed through growth in member's equity and additional capital contribution from Agway, in addition to debt financing. The ratio of debt to equity was 4.3 at both June 30, 1998 and June 30, 1997. Cash flows from operations were $21.2 million, $15.2 million, and $12.6 million, for 1998, 1997, and 1996 respectively. Cash flows from financing activities were $36.8 million, $64.5 million, and $35.7 million for 1998, 1997, and 1996 respectively. The cash generated from these two sources of $58.0 million, $79.7 million, and $48.3 million for 1998, 1997, and 1996 respectively, was used solely to invest in the lease portfolio of the Company. Telmark has been successful in arranging its past financing needs and believes that its current financing arrangements are adequate to meet its foreseeable operating requirements. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts or on terms that are acceptable. The Company's inability to obtain adequate financing would have a material adverse effect on its operations. Management conducts ongoing discussions and negotiations with existing and potential lenders for its future financing needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

RESULTS OF OPERATIONS (CONTINUED)
As of June 30, 1998, the Company has credit facilities available from banks which allow the Company to borrow up to an aggregate of $294,000. Uncommitted short-term line of credit agreements permit the Company to borrow up to $44,000 on an unsecured basis with interest paid upon maturity. The lines bear interest at money market variable rates. A committed $250,000 partially collateralized revolving term loan facility permits the Company to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 1998, under the short-term lines of credit and the revolving term loan facility was $20,000 and $165,000, respectively.

The Company, through a wholly owned special purpose subsidiary, Telmark Lease Funding I, LLC, issued $24,000 of Class A lease-backed notes and $2,000 of Class B lease-backed notes to three insurance companies. The subsidiary pays interest at 6.58% on the Class A notes and 7.01% on the Class B notes. The notes are collateralized by leases having an aggregate present value of contractual lease payments equal to the principal balance of the notes, and the notes are further collateralized by the residual values of these leases.

Telmark borrows under its short-term line of credit agreements and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. Telmark renews its lines of credit annually. The $44,000 lines of credit all have terms expiring during the next 12 months. The $250,000 revolving term loan facility is available through February 1, 1999. The increase in the availability and outstanding's under the lines of credit are necessary to support growth of the Company's portfolio of leases and notes. The Company believes it has sufficient lines of credit in place to meet interim funding needs.

At June 30, 1998, the Company had balances outstanding on unsecured senior note private placements totaling $169,000. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual. The note agreements are similar to one another and each contain financial covenants, the most restrictive of which prohibit (i) tangible net worth, defined as consolidated tangible assets less total liabilities (excluding notes payable to Agway Holdings, Inc.), from being less than $75,000, (ii) the ratio of total liabilities less subordinated notes payable to Agway Holdings, Inc. to member's equity plus subordinated notes payable to Agway Holdings, Inc. from exceeding 5:1, (iii) the ratio of earnings available for fixed charges from being less than 1.25:1, and (iv) dividend distributions and restricted investments (as defined) made after September 30, 1997 that exceed 75% of consolidated net income for the period beginning on October 1, 1997 through the date of determination, inclusive. As of June 30, 1998, $5,243 of member's equity was free of this restriction.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not use derivatives and other interest rate instruments based on the fixed rate nature of the majority of the Company's debt obligations. The following table provides information about the Company's debt securities and loans that are sensitive to changes in interest rates. The table presents principal cash flows (in 000's) and related weighted average interest rates by contractual maturity dates.

FIXED INTEREST RATE                                                                                  Fair Value
Liabilities                       1999    2000     2001     2002     2003  Thereafter Total            6/30/98
                                  ----    ----     ----     ----     ----  ---------- -----            -------
Short Term Bank
     Lines of Credit             $35,000    -        -        -        -        -    $35,000           $35,000
Weighted Average
      Interest Rate               6.30%     -        -        -        -        -

Long-Term Debt,
 including current portion        93,569  88,565   64,849   43,862   22,982   22,833  336,660           342,628
Weighted Average
      Interest Rate               7.18%   7.06%    6.96%    6.83%    7.00%    7.01%

Subordinated Debentures,
 including current portion          -     17,794   2,711    3,398    10,103     -     34,006            34,605
Weighted Average
       Interest Rate                -     8.23%    7.87%    7.50%    8.42%      -

                                       14

The Company endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of that portion of the debt which is not precisely matched to the characteristics of the portfolio and could lower the value of the Company's outstanding leases in the secondary market. The Company has a formal risk management policy which limits the short-term exposure to an amount which is immaterial to the results of operations or cash flows. The subordinated debentures' interest rate is at the greater of the quoted rate or a rate based upon the discount rate for U.S. Government Treasury Bills (T-Bill), with maturities of 26 weeks. Based on the T-Bill rate as of June 30,1998, as compared to the stated rate of the debentures, a reasonably possible near-term change in interest rates and the conversion of debt to a variable rate would not cause material near-term losses in future earnings or cash flows. Finally, for the portion of debt which is not precisely matched as of June 30, 1998, the Company does not believe that reasonable possible near-term changes in interest rates will result in a material effect on future earnings, fair values, or cash flows of the Company.

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Directors of the Company determine Company policy and are elected by the member at each annual meeting to serve until the next annual meeting or until their successors are elected and qualified. The following table sets forth certain information regarding the Company's Directors, executive officers and significant members of management:

                                                                 Years served        Year Became          Term
         Name                  Age  Position                      as Officer         a Director          Expires
         ----                  ---  --------                      ----------         ----------          -------
Peter J. O'Neill               51   Treasurer,
                                    Chairman of the
                                    Board and Director                 4                1995           July, 1999
Andrew J. Gilbert              39   Director                                            1997           July, 1999
Gary K. Van Slyke              55   Director                                            1996           July, 1999
Samuel F. Minor                60   Director                                            1989           July, 1999
William W. Young               45   Director                                            1992           July, 1999
Daniel J. Edinger              47   President and Director            10                1988           July, 1999
Herbert E. Gerhart             53   Secretary and                     21
                                    Financial Manager
Raymond G. Fuller              47   Director of Customer               4
                                    Operations
Richard A. Kalin               49   Controller                         4
Kipp R. Weaver                 48   Director of Credit                 4

The Board of Directors, except for Messrs. O'Neill and Edinger, are paid an annual retainer fee of $1,000 for their services on the Telmark Board. The executive officers and significant members of management of the Company provide operating control to carry out the policies established by the Board of Directors and serve at the discretion of the Board with no guarantee of employment. Telmark is organized with nine functional managers and six region managers reporting to the President, Daniel J. Edinger. The officers with company wide responsibilities who report to the President are the Director of Credit, Director of Customer Operations, Financial Manager, and the Controller. More detailed biographies of each person listed above, except for those who have been a director or officer for more than 5 years, are set forth below.

PETER J. O'NEILL - Mr. O'Neill has been employed by Agway for more than five years. He was elected Senior Vice President, Finance and Control in 1992
 .
ANDREW J. GILBERT - Mr. Gilbert is a member of the Agway Board of Directors. He has been engaged in full-time farming for more than five years.

GARY K. VAN SLYKE - Mr. Van Slyke is a member of the Agway Board of Directors. He has been engaged in full-time farming for more than five years.

RAYMOND G. FULLER - Mr. Fuller was Collection Manager from 1985 to 1996, and was named Director of Customer Operations in September 1996.

RICHARD A. KALIN - Mr. Kalin was named Controller in July 1995. He served as Accounting Manager for the prior three years.

KIPP R. WEAVER - Mr. Weaver was named Director of Credit in May 1995. During the prior three years he was employed as an officer of the Farm Credit Bank of Baltimore.

                                LEGAL PROCEEDINGS

The Company is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its operations, financial condition, or liquidity.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were none.

                             ADDITIONAL INFORMATION

The Company will provide a copy of the annual report on Form 10-K, without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person to: Patricia Edwards, Assistant Secretary, P.O. Box 5060, Syracuse, New York 13220-5060, Telephone:
315-449-6311.

ITEM 8.  FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGES
                                                                           -----

TELMARK LLC AND CONSOLIDATED SUBSIDIARIES:
Report of Independent Accountants .........................................   16

Consolidated Balance Sheets, June 30, 1998 and 1997 .......................   17

Consolidated Statements of Income and Member's Equity,
      for the years ended June 30, 1998, 1997 and 1996 ....................   18

Consolidated Statements of Cash Flows for the fiscal years
      ended June 30, 1998, 1997 and 1996 ..................................   19

Notes to Consolidated Financial Statements ................................   20

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Telmark LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and member's equity and cash flows present fairly, in all material respects, the financial position of TELMARK LLC (a wholly-owned subsidiary of Agway Holdings, Inc.) and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






                                          PricewaterhouseCoopers LLP

Syracuse, New York
August 10, 1998

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS
                             JUNE 30, 1998 AND 1997
                             (THOUSANDS OF DOLLARS)


                                     ASSETS

                                                             1998         1997
                                                           --------     --------
Restricted cash ......................................     $  1,704     $  1,393
Leases and notes, net ................................      495,626      445,770
Investments ..........................................       11,850       10,807
Equipment, net .......................................        1,000        1,055
Deferred income taxes ................................        7,030       10,644
Other assets .........................................        1,106          937
                                                           --------     --------

Total Assets .........................................     $518,316     $470,606
                                                           ========     ========


                         LIABILITIES AND MEMBER'S EQUITY

                                                               1998         1997
                                                           --------     --------
Borrowings under lines of credit and term debt .......     $371,677     $340,158
Subordinated debentures ..............................       34,006       31,044
Accounts payable .....................................        5,108        4,399
Payable to Agway Inc. ................................        4,443          450
Accrued expenses, including interest of
      $4,262 - 1998 and $4,786 - 1997 ................        7,918        8,149
                                                           --------     --------


Total Liabilities ....................................      423,152      384,200

Commitments & Contingencies

Member's Equity ......................................       95,164       86,406
                                                           --------     --------

     Total Liabilities and Member's Equity ...........     $518,316     $470,606
                                                           ========     ========





         The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    STATEMENTS OF INCOME AND MEMBER'S EQUITY
                FISCAL YEARS ENDED JUNE 30, 1998, 1997, AND 1996
                             (THOUSANDS OF DOLLARS)

                                                     1998       1997       1996
                                                   -------    -------    -------
Revenues:
     Interest and finance charges .............    $63,872    $55,451    $47,242
     Service fees and other income ............      1,604      1,492      1,385
                                                   -------    -------    -------

         Total revenues .......................     65,476     56,943     48,627
                                                   -------    -------    -------

Expenses:
     Interest expense .........................     26,871     23,486     20,305
     Provision for credit losses ..............      7,587      7,947      7,000
     Selling, general and administrative ......     15,606     12,507      9,820
                                                   -------    -------    -------

         Total expenses .......................     50,064     43,940     37,125
                                                   -------    -------    -------

         Income before income taxes ...........     15,412     13,003     11,502

Provision for income taxes ....................      6,654      5,112      4,745
                                                   -------    -------    -------

         Net income ...........................      8,758      7,891      6,757

Additional capital contribution ...............          0          0     27,000

Member's equity, beginning of year ............     86,406     78,515     44,758
                                                   -------    -------    -------

Member's equity, end of year ..................    $95,164    $86,406    $78,515
                                                   =======    =======    =======




               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                FISCAL YEARS ENDED JUNE 30, 1998, 1997, AND 1996
                             (THOUSANDS OF DOLLARS)

                           Increase (Decrease) in Cash

                                                1998        1997        1996
                                             ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income ...........................  $   8,758   $   7,891   $   6,757
     Adjustments to reconcile net income to
       net cash from operating activities:
         Depreciation and amortization ....        607         529         450
         Deferred taxes ...................      3,614       1,259       1,893
         Provision for doubtful accounts ..      7,587       7,947       7,000
         Patronage refund received in stock     (1,043)       (769)       (660)
         Changes in assets and liabilities:
              Other assets ................       (169)     (1,283)        262
              Payables ....................        709        (246)     (2,178)
              Income taxes payable ........      1,330      (2,136)     (1,878)
              Accrued expenses ............       (231)      2,028         916
                                             ---------   ---------   ---------
         Net cash flow provided by
              operating activities ........     21,162      15,220      12,562
                                             ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Leases originated ....................   (227,270)   (231,006)   (177,502)
     Leases repaid ........................    169,827     151,851     129,032
     Purchases of equipment ...............       (552)       (523)     (1,127)
     Proceeds from sale of equipment ......          0           0       1,290
                                             ---------   ---------   ---------
         Net cash flow used
              in investing activities .....    (57,995)    (79,678)    (48,307)
                                             ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net change in borrowings
          under lines of credit ...........     (9,900)     48,900      42,000
     Proceeds from notes payable ..........    130,000     130,944      62,000
     Repayment of notes payable ...........    (88,508)   (112,621)    (86,622)
     Repayment of capital lease ...........        (73)        (66)        (47)
     Net change payable to Agway Inc. .....      2,663      (8,092)      2,330
     Repayment of debentures ..............    (11,208)          0           0
     Proceeds from sale of debentures .....     14,170       6,786      16,084
     Net change in restricted cash ........       (311)     (1,393)          0
                                             ---------   ---------   ---------
         Net cash flow provided by
                financing activities ......     36,833      64,458      35,745
                                                         ---------   ---------

     Net change in cash ...................          0           0           0
     Cash at beginning of year ............          0           0           0
                                             ---------   ---------   ---------
     Cash at end of year ..................  $       0   $       0   $       0
                                             =========   =========   =========

     Cash paid during period for:
         Interest .........................  $  27,395   $  22,761   $  19,927
         Taxes ............................  $   2,972   $   6,968   $   4,729

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations
      Telmark LLC ("Telmark" or the "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company. The Company is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. The Company is indirectly owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States. Telmark is a wholly-owned subsidiary of Agway Holdings, Inc. ("Holdings"), a subsidiary of Agway. Telmark operates throughout the continental United States and the Company's field representatives serve customers in 29 states including Alabama, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont, Virginia, West Virginia and Wisconsin.

Basis of Consolidation
      The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Equivalents
      The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Certain cash accounts amounting to $1,704 and $1,393 at June 30, 1998, and 1997 respectively related to securitized leases are held in segregated cash accounts pending distribution to the lease-backed note holders and are restricted in their use.

Lease Accounting
      Completed lease contracts, which qualify as direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable, plus the estimated unguaranteed residual value of leased equipment, less the unearned interest and finance charges. Unearned interest and finance charges represent the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Interest and finance charge income is recognized as revenue, by using the interest method over the term of the lease, which for most commercial and agricultural leases is 60 months or less with a maximum of 180 months for buildings. Income recognition is suspended on all leases and notes which become past due greater than 120 days. As of June 30, 1998, and 1997, the recognition of interest income was suspended on leases and notes totaling approximately $3,000 and $2,700, respectively.

      Initial direct costs incurred in consummating a lease are capitalized as part of the investment in direct finance leases and amortized over the lease term as a reduction in the yield. Initial direct costs incurred were $5,256, $5,354, and $4,748 for the years ended June 30, 1998, 1997, and 1996, respectively.

      Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing portfolio. The net investment in a lease is charged against the allowance for credit losses when determined to be uncollectible.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONT )

Investments
      Investments comprise capital stock of a cooperative bank acquired from the bank at par or stated value. This stock is not traded and is historically redeemed on a periodic basis by the bank at cost. By its nature, this stock is held for redemption and is reported at cost. Dividends on this stock are recorded as a reduction of interest expense and totalled $1,489, $1,099, and $942 for the years ended June 30, 1998, 1997, and 1996, respectively.

Equipment
      Depreciation is calculated using the straight-line method over the estimated useful lives of the equipment.

Advertising Costs
      The Company expenses advertising costs as incurred. Advertising expense for the years ended June 30, 1998, 1997, and 1996, was approximately $900, $800, and $600.

Income Taxes
      The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision represents the net change in the assets and liabilities for deferred tax.
      The Company is included in a consolidated federal tax return filed by Agway Inc. Under the Agway/Telmark tax sharing agreement, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis and billed to the Company as appropriate on an interim basis. The Company files separate state tax returns. Effective July 1, 1998, the Company is included in consolidated state tax returns filed by Holdings.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
      Certain reclassifications have been made to conform prior year financial statements with the current year presentation.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

2. LEASES, NOTES AND ALLOWANCE FOR CREDIT LOSSES

      Leases and notes as of June 30 were as follows:

                                                         1998       1997
                                                       --------   --------
      Leases:
         Commercial and agricultural                   $667,222   $596,391
         Leasing to Agway Inc. and subsidiaries             302        460
                                                       --------   --------
                                                        667,524    596,851
      Retail installment loans                           21,464     16,682
                                                       --------   --------
            Total leases and notes                     $688,988   $613,533
                                                       ========   ========

      Net investment in leases and notes at June 30 are summarized as follows:

                                                      1998         1997
                                                   ----------   ----------

      Leases and notes                             $ 688,988    $ 613,533
      Unearned interest and finance charges         (175,887)    (152,591)
      Net deferred origination costs                   9,596        8,842
                                                   ---------    ---------
         Net investment                              522,697      469,784
      Allowance for credit losses                    (27,071)     (24,014)
                                                   ---------    ---------
         Leases and notes, net                     $ 495,626    $ 445,770
                                                   =========    =========

Included within the above leases and notes is unguaranteed estimated residual values of leased property approximating $72,400 and $63,700 at June 30, 1998, and 1997, respectively.

      Contractual maturities of leases and notes were as follows at June 30, 1998:

                               Leases
                     --------------------------
                      Commercial     To Agway         Retail
                         and         Inc. and       Installment
                     Agricultural  Subsidiaries        Loans          Total
                     ------------  ------------     -----------     --------
      1999             $198,536       $     82       $  8,933       $207,551
      2000              153,181             69          4,949        158,199
      2001              112,071             58          2,623        114,752
      2002               73,746             51          1,333         75,130
      2003               42,159             26            700         42,885
      Thereafter         87,529             16          2,926         90,471
                       --------       --------       --------       --------
      Totals           $667,222       $    302       $ 21,464       $688,988
                       ========       ========       ========       ========

      Changes in the allowance for credit losses for the years ended June 30 were as follows:

                                          1998        1997        1996
                                        --------    --------    --------

          Balance, beginning of year    $ 24,014    $ 19,776    $ 15,331
          Provision for credit losses
            charged to operations          7,587       7,947       7,000
          Charge-offs                     (6,513)     (5,481)     (4,612)
          Recoveries                       1,983       1,771       2,057
                                        --------    --------    --------
              Balance, end of year      $ 27,071    $ 24,014    $ 19,776
                                        ========    ========    ========

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

3. EQUIPMENT

      Equipment, at cost, including capital leases, consisted of the following at June 30:

      1998                                   Owned     Leased     Combined
      ----                                  -------    -------    --------
      Office and other equipment            $ 2,413    $   203    $ 2,616
      Less accumulated depreciation
              and amortization               (1,430)      (186)    (1,616)
                                            -------    -------    -------
                                            $   983    $    17    $ 1,000
                                            =======    =======    =======


      1997
      ----
      Office and other equipment            $ 2,017    $   203    $ 2,220
      Less accumulated depreciation
              and amortization               (1,046)      (119)    (1,165)
                                            -------    -------    -------
                                            $   971    $    84    $ 1,055
                                            =======    =======    =======



4. INCOME TAXES

      The provision for income taxes consists of the following:

                                           1998       1997       1996
                                          ------     ------     ------
          Currently payable:
               Federal ..............     $2,321     $3,215     $1,998
               State ................        719        638        854
          Deferred ..................      3,614      1,259      1,893
                                          ------     ------     ------

                                          $6,654     $5,112     $4,745
                                          ======     ======     ======


The Company's effective income tax rate on pre-tax income differs from the federal statutory tax rate as follows:

                                                          1998    1997     1996
                                                         -----   -----    -----

             Statutory federal income tax rate .....     34.0%   34.0%    34.0%

             Tax effects of:
                 State taxes, net of federal benefit      8.7     5.4      6.7
                 Other items .......................       .5     (.1)      .6
                                                         -----   -----    -----

             Effective income tax rate .............     43.2%   39.3%    41.3%
                                                         =====   =====    =====

                                     TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                                     NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                              (THOUSANDS OF DOLLARS)
4. INCOME TAXES (CONT.)

The components of the net deferred tax asset as of June 30 were as follows:
                                                         1998      1997
                                                       -------   -------
             Deferred tax assets:
                 Lease receivable reserves .........   $10,726   $ 9,514
                 Other reserves ....................       761       813
                 Alternative minimum tax
                    credit carry forward ...........     3,462     1,118
                 Other .............................       456       469
                                                       -------   -------
                 Total deferred tax assets .........    15,405    11,914
                                                       -------   -------
             Deferred tax liabilities:
                 Difference between book and
                     tax treatment of leases .......     8,192     1,087
                 Other .............................       183       183
                                                       -------   -------
                      Total deferred tax liabilities     8,375     1,270
                                                       -------   -------
                      Net deferred tax asset .......   $ 7,030   $10,644
                                                       =======   =======

Based on the Company's history of taxable earnings and its expectations for the future, management has determined that operating income will more likely than not be sufficient to recognize its deferred tax assets. At June 30, 1998, the Company's federal AMT credit can be carried forward indefinitely.

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT

As of June 30, 1998, the Company has credit facilities available from banks which allow the Company to borrow up to an aggregate of $294,000. Uncommitted short-term line of credit agreements permit the Company to borrow up to $44,000 on an unsecured basis with interest paid upon maturity. The lines bear interest at money market variable rates. A committed $250,000 partially collateralized revolving term loan facility permits the Company to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 1998, under the short-term lines of credit and the revolving term loan facility was $20,000 and $165,000, respectively.

The Company, through a wholly owned special purpose subsidiary, Telmark Lease Funding I, LLC issued $24,000 of Class A lease-backed notes and $2,000 of Class B lease-backed notes to three insurance companies. The subsidiary pays interest at 6.58% on the Class A notes and 7.01% on the Class B notes. The notes are collateralized by leases having an aggregate present value of contractual lease payments equal to the principal balance of the notes, and the notes are further collateralized by the residual values of these leases.

Telmark borrows under its short-term line of credit agreements and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. Telmark renews its lines of credit annually. The $44,000 lines of credit all have terms expiring during the next 12 months. The $250,000 revolving term loan facility is available through February 1, 1999. The increase in the availability and outstanding's under the lines of credit are necessary to support growth of the Company's portfolio of leases and notes. The Company believes it has sufficient lines of credit in place to meet interim funding needs.

At June 30, 1998, the Company had balances outstanding on unsecured senior note private placements totaling $169,000. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual. The note agreements are similar to one another and each contain financial covenants, the most restrictive of which prohibit (i) tangible net worth, defined as consolidated tangible assets less total liabilities (excluding notes payable to Agway Holdings, Inc.), from being less than $75,000, (ii) the ratio of total liabilities less subordinated notes payable to Agway Holdings, Inc. to member's equity plus subordinated notes payable to Agway Holdings, Inc. from exceeding 5:1, (iii) the ratio of earnings available for fixed charges from being less than 1.25:1, and (iv) dividend distributions and restricted investments (as defined) made after September 30, 1997 that exceed 75% of consolidated net income for the period beginning on October 1, 1997 through the date of determination, inclusive. As of June 30, 1998, $5,243 of member's equity was free of this restriction.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT (CONT.)

At June 30, term debt consisted of the following:

                                                                    1998       1997
                                                                  --------   --------
Notes payable to banks due in varying amount and dates through
   October 16, 2000 with interest ranging from 5.88% to 8.40% .   $185,000   $194,900
Unsecured notes payable to insurance companies due in varying amount and dates through May 29, 2004, with interest
   ranging from 5.90% to 8.88% ................................    169,000    119,722
Lease-backed notes payable to insurance companies in varying amounts and dates through December 15, 2004, with interest
   rates ranging from 6.58% to 7.01% ..........................     17,660     25,446
Capital lease payable in 1999 .................................         17         90
                                                                  --------   --------
     Total Term Debt ..........................................    371,677    340,158
Subordinated debentures due in varying amount and dates through
   March 31, 2002, with interest ranging from 7.75% to 8.50% ..     34,006     31,044
                                                                  --------   --------
     Total Debt ...............................................   $405,683   $371,202
                                                                  ========   ========

The notes payable to banks represents the portion outstanding at June 30, 1998, and 1997, of the amount available under credit facilities totaling $294,000 and $204,000 respectively. Of the amount outstanding at June 30, 1998, $165,000 is partially collateralized by the Company's investment in a cooperative bank having a book value of $11,850 at June 30, 1998. The subordinated debentures represent the outstanding balance of registered debentures offered to and held by the general public.
The debentures are unsecured and are subordinate to all senior debt of the Company.

The carrying amounts and estimated fair values of the Company's significant financial instruments held for purposes other than trading at June 30, were as follows:

                                               1998                  1997
                                       -------------------    ------------------
                                       CARRYING      FAIR     CARRYING     FAIR
                                        AMOUNT      VALUE      AMOUNT     VALUE
                                       --------   --------   --------   --------
Liabilities:
Lines of Credit and
 Term Debt (excluding capital leases)  $371,660   $377,628   $340,068   $344,972
Subordinated Debentures                  34,006     34,605     31,044     30,946


The aggregate amounts of notes payable, capital leases, and subordinated debentures maturing after June 30, 1998, are as follows:

                           Notes Payable
                    ------------------------  Capital   Subordinated
Year Ending June 30,   Bank   Ins. Companies   Lease     Debentures      Total
                    ---------   ---------   ---------    ---------   ----------
1999               $  98,000     $  30,569   $      20    $       0   $ 128,589
2000                  59,000        29,565           0       17,794     106,359
2001                  28,000        36,849           0        2,711      67,560
2002                       0        43,862           0        3,398      47,260
2003                       0        22,982           0       10,103      33,085
Thereafter                 0        22,833           0            0      22,833
                   ---------     ---------   ---------    ---------   ---------
                     185,000       186,660          20       34,006     405,686
Imputed Interest           0             0          (3)           0          (3)
                   ---------     ---------   ---------    ---------   ---------
                   $ 185,000     $ 186,660   $      17    $  34,006   $ 405,683
                   =========     =========   =========    =========   =========

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

6.  EMPLOYEE BENEFIT PLANS

Employees of Telmark participate in Agway's employee benefit plans, which include a defined benefit retirement plan, a defined contribution 401(K) plan, a medical and dental benefit plan, a postretirement medical plan, and a life and health insurance plan. Total benefit costs under these plans are allocated by Agway to Telmark primarily based on payroll costs. Benefit costs for those plans included in selling, general and administrative expense were approximately $1,100, $1,200, and $800 for the periods ended June 30, 1998, 1997, and 1996, respectively.

7.  RELATED PARTY TRANSACTIONS

Cash Management
---------------
In lieu of having its own cash account the Company utilizes the depository accounts of its parent, Agway Inc., drawing checks against these accounts and making deposits to them. The balance represented by the Payable to Agway Inc. is dependant on the timing of deposits and the drawing of checks.

Inter-Company Transactions
--------------------------
Selected amounts related to transactions with Agway Inc. and Subsidiaries are separately disclosed in the financial statements. Certain other transactions for the years ended June 30 with Agway Inc. and Subsidiaries were approximately:

   (Revenue) Expense                              1998      1997       1996
   -----------------                           --------   --------   --------

   Interest and finance charges ............   $   (49)   $   (38)   $   (52)
   Administrative and general expense ......     1,638      1,780      1,828

Interest and finance charges are earned on equipment leases to Agway Inc. and subsidiaries. The administrative and general expense caption described above includes certain shared expenses incurred by Agway Inc. on behalf of the
Company, including the corporate insurance program, information services, payroll, benefits, and accounts payable administration and facilities management. These expenses were allocated to the Company and management believes the methodology used is reasonable.

In 1996, the Board of Directors of Agway approved a capital contribution of $27,000 from Holdings to Telmark. There were no other changes in paid in capital or member's equity in the three years ended June 30, 1998.

8.  COMMITMENTS & CONTINGENCIES

COMMITMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Outstanding commitments to extend lease financing at June 30, 1998 approximated $27,800.

LEGAL PROCEEDINGS

The Company is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which, in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its results of operations, financial position or liquidity.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

YEAR 2000

The approach of the year 2000 presents potential issues to all organizations who use computers in the conduct of their business or depend on business partners who use computers. To the extent computer use is date-sensitive, hardware or software that recognizes the year by the last two digits may erroneously recognize "00" as 1900 rather than 2000, which could result in errors or system failures.

Telmark utilizes a number of computers and computer software (systems) in the conduct of its business that are principally involved in the flow of information. Telmark initiated its year 2000 compliance efforts in January 1996. The initial focus of the Company's compliance efforts was on the Company's information systems, including assessment of the issue, planning the conversion to compliance, plan implementation, and testing. All systems have been inventoried. Those systems determined to be at risk were prioritized, and plans were put in place to upgrade systems by remediation, replacements, or doing without these systems. Through June 1998, the assessment and planning phases have been completed. The remaining portion of these plans are in process of implementation with final implementation scheduled to be completed in March 1999. Testing of systems is being conducted for each system as implemented. The interaction of updated systems will be tested in the enterprise-wide testing environment.

In addition to the information technology systems review noted above, the Company has also initiated processes to review and to modify, where appropriate, other areas impacted by year 2000. These areas include, but are not limited to, hardware and software associated with end-user computing functions, vendor and supplier relationships, external interfaces to internal information technology systems, remote location access to information technology systems, facility management, and certain non-information technology issues, such as the extent to which embedded chips are used in business operations. The Company anticipates that solutions to all year 2000 areas above will be implemented and tested no later than December 1999.

The Company's Parent Agway Inc. engaged an international consulting firm in March 1998 to evaluate the Parent Company's overall approach to year 2000 plans and implementation compared to industry "best practices." Based on this review, Telmark has increased the involvement of higher-level management to assure a focus on the implementation timetable and the development of specific contingency plans, and has initiated development of a more comprehensive enterprise-wide testing environment to be in place by December 1998.

The year 2000 compliance issue is an uncertainty that is continuously being monitored as the Company implements its plans. Based on the work performed to date, the Company presently believes that the likelihood of the year 2000 having a material effect on the results of operations, liquidity, or financial condition is remote. Notwithstanding the foregoing, it is not presently clear that all parts of the country's infrastructure, including such things as the national banking systems, electrical power, transportation of goods, communications, and governmental activities, will be fully functioning as the year 2000 approaches. To the extent failure occurs in such activities, which are outside the Company's control, it could affect the Company's ability to service its customers with the same degree of effectiveness with which they are served presently. The Company is identifying elements of the infrastructure that are of greater significance to its operations, obtaining information on an ongoing basis as to their expected year 2000 readiness, and determining alternative solutions if required.

The Company expects to incur internal staff costs as well as consulting and other expenses related to its year 2000 efforts. Due to the level of effort required to complete remediation for the year 2000, non-business critical system enhancements have been deferred until the year 2000 efforts have been completed. The conversion and testing of existing systems are expected to cost the Company approximately $300, of which $110 has been incurred and $190 is expected to be incurred from July 1998 through December 1999. These costs will vary as the Company continues to assess and implement its plans or if the Company is required to invoke contingency plans. The Company treats non-capital costs associated with year 2000 as period costs and they are expensed when incurred.

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                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

9.  FINANCIAL INSTRUMENTS

Off Balance-Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit not recognized in the balance sheet. In the event of non-performance by the other party to the financial instrument, the Company's credit risk is limited to the amount of Telmark's commitment to extend credit. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit and collateral policies in making commitments as it does for on- balance sheet instruments.

Market Risk

Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 75% of its leases directly related to production agriculture. At June 30, 1998, approximately 46% of the Company's net lease investment was in the states of Michigan, New York, Ohio, and Pennsylvania. Adverse developments in any of these areas of concentration could affect operating results adversely.

The Company endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of that portion of the debt which is not precisely matched to the characteristics of the portfolio and could lower the value of the Company's outstanding leases in the secondary market.



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[LOGO]
Telmark LLC
Securities Department
PO Box 5060
Syracuse, NY  13220-5060

Telephone 315-449-6311